Exhibit 99.1

Statement on Diesel Emissions Investigation in France

Amsterdam, June 9, 2021 - As part of the judicial investigations of several automakers commenced in 2016 and 2017, Automobiles Peugeot S.A., a wholly owned subsidiary of Stellantis N.V., was placed today under examination by the Judicial Court of Paris on allegations of consumer fraud in connection with the sale of Euro 5 diesel vehicles in France between 2009 and 2015. As typical in a French criminal inquiry, Automobiles Peugeot S.A. will have to pay a bail of 10 million Euros (of which 8 million for the potential payment of damages and fines and 2 million to ensure the company's representation in court), and will have to provide a bank guarantee of 30 million Euros for the potential compensation for losses. Automobiles Peugeot S.A. is also in the process of assessing its defense options in this respect. Two other subsidiaries of Stellantis, Automobiles Citroën S.A. and FCA Italy S.p.A, have been summoned to appear before the Judicial Court of Paris, on June 10 and in July, respectively, as part of the same investigation.

This formal step in the judicial investigation will allow the investigated parties to have full access to the case file and give them the opportunity to defend against allegations that have not yet been evaluated in adversarial proceedings.

The companies firmly believe that their emission control systems met all applicable requirements at the relevant times and continue to do so and look forward to the opportunity to demonstrate that.

The Stellantis Group, which was established in January 2021, will continue its predecessors’ policies and cooperate fully with the justice system in order to resolve this matter expeditiously.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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For more information contact:
Bertrand BLAISE +33 6 33 72 61 86
Valérie GILLOT +33 6 83 92 92 96
Pierre-Olivier SALMON +33 6 76 86 45 48
www.stellantis.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of the combined group (the “Group”) resulting from the merger of FCA and Groupe PSA as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of the Group to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group’s ability to expand certain of its brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group’s defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Group’s business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Group’s vehicles; the Group’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; the risk that the operations of Groupe PSA and FCA will not be integrated successfully and other risks and uncertainties.
Any forward-looking statements contained in this communication speak only as of the date of this document and the Group disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Group’s financial results, are included in FCA’s reports and filings with the U.S. Securities and Exchange Commission (including the registration statement on Form F-4 that was declared effective by the SEC on November 20, 2020), the AFM and CONSOB and PSA’s filings with the AMF.